EXHIBIT 14

ELECTRIC AQUAGENICS UNLIMITED, INC.

CODE OF ETHICS FOR CEO AND SENIOR FINANCIAL OFFICERS

Adopted April 6, 2004

1.      The CEO and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the SEC. Accordingly, it is the responsibility of the CEO and each senior financial officer promptly to bring to the attention of the Disclosure Committee (or in the event that the Company has not established a Disclosure Committee, to the Board of Directors) any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the Disclosure Committee in fulfilling its responsibilities.

2.      The CEO and each senior financial officer shall promptly bring to the attention of the Disclosure Committee and the Audit Committee (or in the event that the Company has not established an audit committee, to the Board of Directors) any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

3.      The CEO and each senior financial officer shall promptly bring to the attention of the CEO and to the Audit Committee any information he or she may have concerning any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

4.      The CEO and each senior financial officer shall promptly bring to the attention of the CEO and to the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of these procedures.

5.      The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of these procedures by the CEO and the Company’s senior financial officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to these procedures, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual’s employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in questions had committed other violations in the past.